Exhibit 8.1

List of Subsidiaries of Videotron Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

9227-2590 Québec inc.	Québec

9230-7677 Québec inc.	Québec

Videotron G.P.	Québec

Videotron Infrastructures inc.	Canada

Videotron L.P.	Québec

Videotron US Inc.	Delaware

SETTE inc.	Québec

4Degrees Colocation inc.	Canada